FORM 18-K/A
AMENDMENT NO. 1
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT
of
CANADA
(Name of Registrant)
Date of end of last fiscal year: March 31, 2009
SECURITIES REGISTERED *
(As of the close of the fiscal year)

Time of issue N/A	Amounts as to which registration is effective N/A	Name of exchanges on which registered N/A
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
HIS EXCELLENCY THE HONOURABLE GARY DOER
Canadian Ambassador to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
Copies to:

WAYNE FOSTER Director Financial Markets Division Department of Finance, Canada 20th Floor, East Tower L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5	GLENN CAMPBELL Consul Consulate General of Canada 1251 Avenue of the Americas New York, N.Y. 10020	ROBERT W. MULLEN, JR. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, N.Y. 10005

*	The Registrant is filing this amendment to its annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-99.E
EX-99.F
EX-99.G
EX-99.H
EX-99.I

     This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2009 is being filed to include as exhibits to such form (i) the Fiscal Agency Agreement to be dated as of January 13, 2010 between Canada and Citibank, N.A., London Branch, as fiscal agent, transfer agent, registrar and principal paying agent, (ii) the Underwriting Agreement dated as of January 6, 2010 between Canada and BNP Paribas, Credit Suisse Securities (Europe) Limited, Deutsche Bank Aktiengesellschaft and HSBC France, as representatives of the several underwriters, (iii) the Opinion and Consent of Counsel, General Legal Services Division, Department of Finance Canada, (iv) Consent of Milbank, Tweed, Hadley & McCloy LLP, U.S. Counsel for Canada and (v) Consent of Stikeman Elliott LLP, Canadian Counsel for the underwriters, all of which were prepared in connection with the offering of €2,000,000,000 aggregate principal amount of Canada’s 3.500% Euro Bonds due January 13, 2020 (the “bonds”) described in Canada’s prospectus supplement dated January 6, 2010 (the “prospectus supplement”) to its prospectus dated December 24, 2008 (the “prospectus”).
     That portion of the bonds offered by the prospectus supplement and prospectus sold or to be sold in the United States or in circumstances where registration of the bonds is required has been registered under registration statement no. 333-156346. Such portion is not expected to exceed an aggregate principal amount of €259,250,000. The U.S. dollar equivalent of such aggregate principal amount of bonds converted at the noon buying rate in New York, New York on January 4, 2010 for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York was U.S.$373,812,575. Following the completion of the offering of the bonds offered by the prospectus supplement and the prospectus, an aggregate of U.S.$2,887,687,425 will remain registered on registration statement no. 333-156346.
     The exhibits to Canada’s Annual Report on Form 18-K for the year ended March 31, 2009, are hereby amended to include the following:

Exhibit E:	Fiscal Agency Agreement

Exhibit F:	Underwriting Agreement

Exhibit G:	Opinion and Consent of Counsel, General Legal Services Division, Department of Finance of Canada

Exhibit H:	Consent of Milbank, Tweed, Hadley & McCloy LLP

Exhibit I:	Consent of Stikeman Elliott LLP
     It is estimated that the expenses of Canada in connection with the sale of the bonds will be as follows:

Filing Fee	U.S.$10,189
Legal	100,000
Miscellaneous Expenses	129,811
U.S.$240,000

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 12th day of January, 2010.

CANADA
By:	/s/ Clifton Lee-Sing
Clifton Lee-Sing
Chief Reserves and Risk Management Section Financial Markets Division Department of Finance Government of Canada

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EXHIBIT INDEX

Exhibit
No.
E:	Fiscal Agency Agreement

F:	Underwriting Agreement

G:	Opinion and Consent of Counsel, General Legal Services Division, Department of Finance of Canada

H:	Consent of Milbank, Tweed, Hadley & McCloy LLP

I:	Consent of Stikeman Elliott LLP

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